CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX (+34) 915 81 11 34

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 2054
U.S.A.

04030527

Madrid, 31 May 2004

RECEIVED
2004 JUN -3 A 10: 22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

Luigi Lubelli
Finance Director

An introduction to

CORPORACIÓN MAPFRE

MAPFRE



MAPFRE

A profile of Sistema Mapfre

- Spain's leading insurance group, with a 13.9% market share in 2003 (13.0% excluding MUSINI).
- Strongest brand name and distribution network of any Spanish insurer.
- One of the largest insurers in Latin America, present in 12 countries.
- Strategic alliance with CAJA MADRID, Spain's 4th largest financial institution.
- Financial strength ratings of 'A+ (superior)/ positive outlook' by AM Best, and 'AA/stable outlook' by Standard & Poor's.
- CORPORACIÓN MAPFRE, the Group's main listed holding company and subsidiary of MAPFRE MUTUALIDAD, allows investors to share in MAPFRE's growth.

	2001	2002	**2003**	% 03/02
Consolidated revenues	8,933.0	9,305.2	**9,249.6**	-0.6%
Pretax result	316.1	440.0	**606.0**	37.7%
Net result	245.0	327.0	**446.4**	36.5%
Net result, Group share	140.1	205.9	**298.6**	45.0%
Equity (1)	2,216.5	2,204.7	**2,496.0**	13.2%
Total assets	16,495.4	18,109.8	**22,483.5**	24.2%
Funds under management (2)	19,276.0	20,760.0	**25,677.2**	23.7%
Non-life combined ratio (3)	98.3	96.2	**92.6**	

Figures as at December 2003	Spain	Other Countries	**Total**
Employees	10,064	8,541	**18,605**
Offices and delegations	2,725	804	**3,529**

1) Includes minority shareholders
2) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned.

Million euros

Mapfre:
Evolution of the market share in Spain


Total Market
Non-Life
Life
3.8%
6.9%
5.0%
0.5%
0.9%
7.5%
7.2%
5.7%
8.7%
0.8%
1.3%
6.5%
8.3%
0.4%
9.1%
1998
2003
1998
2003
1998
2003
CORPORACIÓN MAPFRE
MUSINI
FINISTERRE
MAPFRE MUTUALIDAD

Figures shown refer to total premiums. 1998 figures include the premiums of the insurance subsidiaries of CAJA MADRID.
Source: ICEA

Estimated market shares in Spain in 2003: Total Direct Insurance

MAPFRE



13.9%
5.0%
8.9%
5.7%
5.5%
4.3%
4.1%
3.9%
3.6%
3.3%
3.2%
3.0%
MAPFRE
GENERALI
ALLIANZ
AVIVA
CAIFOR
AXA
ZURICH
CASER
BBVA SEGUROS
WINTERTHUR
CORPORACIÓN MAPFRE
MAPFRE MUTUALIDAD

Source: ICEA

Corporación Mapfre:
Growth in Non-life premiums: 1998 – 2003


98-03 CAGR: 13.7%
1,898
2,004
2,499
3,129
3,357
3,599
1998
1999
2000
2001
2002
2003

CAGR = Compound Average Growth Rate

Million euros

Corporación Mapfre:
Growth in funds under management[1]

MAPFRE


98-03 CAGR: 20.9%
7,702
8,613
12,488
14,857
15,964
19,882
1998
1999
2000
2001
2002
2003
Technical reserves
Investment Funds
Pension Funds(2)
Shareholders Equity
Other Funds (3)

1) Figures do not include funds managed by the asset management subsidiaries of CAJA MADRID and MUSINI.
2) Pension funds figures do not contain defined benefit funds entered into through a Life insurance contract, as they are included in the mathematical provisions of the Life insurance business.
3) Includes: provisions for risks and expenses, deposits received on ceded reinsurance and dues on transactions in preparation of insurance policies.

Million euros

Corporación Mapfre: Combined ratio[1]

MAPFRE



107.2%
106.1%
104.2%
102.2%
101.3%
96.5%
1988
1999
2000
2001
2002
2003

1) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures relative to the Non-life Technical account.

Corporación Mapfre:
Evolution of the net result and ROE

MAPFRE



98-03 CAGR: 16.9%
64.8
69.9
91.9
96.2
113.4
141.3
7.7%
7.9%
9.1%
8.4%
10.1%
13.0%
1998
1999
2000
2001
2002
2003
Net result
ROE

Million euros

Section I): Key aspects

Corporación Mapfre:
Consolidated results as at 31.03.04

MAPFRE

		1Q 03	**1Q 04**	% 04/03
Companies operating primarily in Spain				
Direct insurance		61.5	**74.9**	21.8%
	Subtotal	61.5	**74.9**	21.8%
Companies operating primarily abroad				
Direct insurance		13.8	**15.8**	14.5%
Accepted reinsurance		10.4	**14.5**	39.4%
Assistance		1.8	**2.0**	11.1%
Other		-0.4	**0.1**	—
	Subtotal	25.6	**32.4**	26.6%
EQUITY-ACCOUNTED SUBSIDIARIES				
Brokerage and fund management		5.2	**6.6**	26.9%
Real estate management and development		1.9	**2.3**	21.1%
Other		---	**0.5**	—
Total result from subsidiaries		94.2	**116.7**	23.9%
Amortisation of goodwill and portfolio acquisition costs		-7.1	**-7.7**	8.5%
Holding company results (non-consolidated)		0.8	**20.7**	—
Consolidation adjustments		-4.0	**-25.1**	—
Result before tax and minority interests		83.9	**104.6**	24.7%
Tax		-26.4	**-31.8**	20.5%
Result after tax		57.5	**72.8**	26.6%
Result attributable to minority interests		-23.4	**-27.6**	17.9%
Result after tax and minority interests		34.1	**45.2**	32.6%

Million euros

Corporación Mapfre:
Subsidiaries' premiums and results as at 31.03.04

MAPFRE

	PREMIUMS			RESULTS [1]		
	1Q 03	**1Q 04**	% 04/03	1Q 03	**1Q 04**	% 04/03
LIFE INSURANCE UNIT	495.5	**543.7**	9.7%	29.0	**35.5**	22.4%
GENERAL INSURANCE UNIT	244.4	**406.2**	66.2%	22.7	**23.6**	4.0%
COMMERCIAL INSURANCE UNIT	175.1	**338.3**	93.2%	10.3	**18.7**	81.6%
MAPFRE CAJA SALUD	277.0	**316.6**	14.3%	4.5	**4.5**	—
CUMULATIVE TOTAL: SPAIN AND PORTUGAL	1,192.0	**1,604.8**	34.6%	66.5	**82.3**	23.8%
MAPFRE AMÉRICA	300.8	**340.6**	13.2%	13.6	**15.7**	15.4%
MAPFRE RE	200.0	**274.9**	37.5%	10.4	**14.5**	39.4%
MAPFRE ASISTENCIA	31.3	**36.8**	17.6%	1.8	**2.0**	11.1%
CUMULATIVE TOTAL: OTHER COUNTRIES	532.1	**652.3**	22.6%	25.8	**32.2**	24.8%
Other subsidiaries and consolidation adjustments	-87.5	**-107.6**	23.0%	-1.3	**-2.2**	—
CONSOLIDATED TOTAL	1,636.6	**2,149.5**	30.2%	91.0	**112.3**	23.4%

Million euros

Corporación Mapfre:
Premiums by branch of business and third-party FUM as at 31.03.04

MAPFRE

	1Q 03	**1Q 04**	% 04/03
DIRECT INSURANCE PREMIUMS			
NON LIFE PREMIUMS	984.7	**1,360.7**	38.2%
Spain and Portugal	695.2	**1,031.1**	48.3%
Other countries	289.5	**329.6**	13.9%
LIFE PREMIUMS	508.1	**584.7**	15.1%
Spain and Portugal	496.8	**573.7**	15.5%
Other countries	11.3	**11.0**	-2.7%
ACCEPTED REINSURANCE	200.0	**274.9**	37.5%
ASSISTANCE	31.3	**36.8**	17.6%
Other subsidiaries and consolidation adjustments	-87.5	**-107.6**	23.0%
CONSOLIDATED TOTAL	1,636.6	**2,149.5**	30.2%

	1Q 03	**1Q 04**	% 04/03
THIRD-PARTY FUNDS UNDER MANAGEMENT			
MAPFRE VIDA	12,097.5	**13,398.9**	10.8%
MUSINI VIDA	—	**1,117.1**	—
MUSINI S.A.	—	**607.1**	—
TOTAL	12,097.5	**15,123.1**	25.0%

Million euros

Corporación Mapfre: Shareholding structure[1]

MAPFRE



2002
31.1%
55.2%
13.7%
2003
29.7%
55.2%
15.1%
30.04.04
27.2%
55.2%
17.6%
Foreign Investors
Mapfre Mutualidad
Spanish Investors

1) Figures as at 30.04.04 take into account the rights issue carried out in April 2004

Mapfre Mutualidad

MAPFRE

- MAPFRE MUTUALIDAD, together with CORPORACIÓN MAPFRE and their respective subsidiaries, forms SISTEMA MAPFRE, the largest insurance group in the Spanish market.
- It is the largest Motor insurer in Spain, with a market share of over 17.5% (20.0% taking into account SISTEMA MAPFRE as a whole).
- It is distinguished by its consistent focus on technical profitability, which is based on:
  - Tariffs that reflect risks underwritten;
  - The internalisation of often outsourced activities such as adjusting and medical services;
  - CESVIMAP, its research center dedicated to the study of methods to ensure top-quality car repairs at the lowest possible cost.
- MAPFRE MUTUALIDAD has achieved consistently an underwriting profit.
- In 2003, its solvency margin was equal to 6.2x the minimum legal requirement.

	2001	2002	**2003**	% 03/02
Premiums written	1,539.9	1,713.9	**1,866.5**	8.9%
Gross Result[1]	121.9	156.8	**256.6**	63.6%
Net Result	98.1	120.3	**200.8**	66.9%
Equity	788.4	900.5	**1,104.3**	22.6%
Loss ratio	80.9	77.1	**76.0**	
Expense ratio	14.1	14.5	**14.4**	
Combined ratio	95.0	91.6	**90.4**	
ROE	13.2	14.3	**20.0**	

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Corporación Mapfre:
Organisation chart

MAPFRE


MAPFRE MUTUALIDAD
55%
CORPORACIÓN MAPFRE
51%
MAPFRE CAJA MADRID HOLDING
100 %
MAPFRE INMUEBLES
85 %
MAPFRE AMÉRICA
Direct Insurance subsidiaries in 11 countries
88%
MAPFRE RE
Subsidiaries, branches and representative offices in 14 countries
MAPFRE REINS. CORP. (USA)
100%
MAPFRE ASISTENCIA
Subsidiaries, branches, agencies and representative offices in 36 countries
100%
MAPFRE SEGUROS GENERALES
100%
MAPFRE INDUSTRIAL
100%
MAPFRE CAUCIÓN Y CRÉDITO
98%
MUSINI, S.A.
100%
MAPFRE CAJA SALUD
COMMERCIAL INSURANCE UNIT
100%
MAPFRE VIDA
100%
MUSINI VIDA
30%
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
NON-LIFE
LIFE AND SAVINGS
DOMESTIC BUSINESS
INTERNATIONAL BUSINESS

Strategy

- The strategy of SISTEMA MAPFRE aims to achieve the following goals:
  - Strengthen the Group's leading position in the Iberian insurance market
  - Consolidate the presence in Latin America
  - Boost the development of CORPORACIÓN MAPFRE and the value of its shares
  - Optimise the results of the alliance with CAJA MADRID
  - Promote the international development of the Reinsurance and Assistance units
  - Further refine the structure and operation of the distribution network in Spain
  - Increase the growth of corporate insurance
  - Apply cutting-edge technology
  - Improve the quality and training level of human resources

A comparison of the European insurance markets


6,000
5,000
4,000
3,000
2,000
1,000
10,000
20,000
30,000
40,000
50,000
60,000
70,000
Average GDP per capita = €21,318
Average premium per capita = €1,535
= market size
CH
UK
IE
NL
DK
SF
F
B
S
NO
L
A
D
I
E
P
SLO
CYP
CZ
ML
GR
SK
H
LAT
LIT
PL

Source: Own calculations using SIGMA 08/2003 data

Spain: convergence with the EU/EEA

PIB per capita


100 %
55.9%
61.9%
67.0%
71.3%
74.2%
80.3%
1997
1998
1999
2000
2001
2002

Premium per capita


100 %
40.1%
42.4%
52.7%
66.4%
66.7%
75.6%
1997
1998
1999
2000
2001
2002

Spain as a % of the UE/EEA average

Source: Own calculations using SIGMA data

Spanish Market vs. EU/EEA: Penetration (premiums as a % of GDP)

MAPFRE

TOTAL PREMIUMS AS A % OF GDP



7.3
5.2
8.2
5.7
8.7
6.7
8.6
6.3
8.8
6.8
1998
1999
2000
2001
2002
TOTAL EU/EEA
TOTAL SPAIN

PREMIUMS AS A % OF GDP - LIFE BUSINESS



4.3
2.5
5.0
3.0
5.7
3.9
5.3
3.3
5.3
3.7
1998
1999
2000
2001
2002
LIFE EU/EEA
LIFE SPAIN

PREMIUMS AS A % OF GDP - NON-LIFE BUSINESS



3.1
2.7
3.2
2.7
3.0
2.8
3.3
2.9
3.5
3.1
1998
1999
2000
2001
2002
NON LIFE - EU/EEA
NON LIFE - SPAIN

Source: Swiss Re - Sigma 08/2003

MAPFRE

Breakdown of the Spanish market by branch of business


2001
NON-LIFE 46%
LIFE 54%
2002
NON-LIFE 44%
LIFE 56%
2003
NON-LIFE 57%
LIFE 43%

Source: ICEA

The Spanish insurance market in 2003: Market shares by branch of business

MAPFRE

Life (Reserves)



11.3%
10.6%
8.0%
5.9%
4.9%
4.8%
3.8%
3.0%
2.8%
2.6%
CAIFOR
CORPORACIÓN MAPFRE
BBVA SEGUROS
GENERALI
AVIVA
SCH SEGUROS
ALLIANZ
CASER
AXA
ZURICH

Non-Life (Premiums)



17.3%
8.7%
8.6%
7.0%
4.9%
4.9%
4.4%
4.1%
3.4%
3.2%
3.0%
2.9%
MAPFRE
ALLIANZ
GNERALI
AXA
ZURICH
WINTHERTUR
CASER
MUTUA MADRILEÑA
CATALANA OCCIDENTE
ADESLAS
CORPORACIÓN MAPFRE
MAPFRE MUTUALIDAD

Source: ICEA

Funds under management: Ranking by groups in 2003


70,000
60,000
50,000
40,000
30,000
20,000
10,000
BSCH
BBVA
CAIXA
MAPFRE*
CAJA MADRID*
POPULAR
ACF
SABADELL
BANKINTER
IBERCAJA
Mutual funds
Pension funds
Mathematical reserves

CORPORACIÓN MAPFRE has an indirect 51% stake in MAPFRE VIDA and its asset management subsidiaries and a direct 30% stake in CAJA MADRID's asset management subsidiaries

Source: own calculations using ICEA and INVERCO data

Million euros



Mapfre Vida

- MAPFRE VIDA operates in life insurance and in the mutual and pension funds businesses in Spain and Portugal.
- It ranks as Spain's second largest Life insurer by volume of technical reserves in 2003.
- Its products are distributed through the following channels:
  - SISTEMA MAPFRE's network: life insurance, mutual and pension funds;
  - Caja Madrid channel: life insurance.
- Furthermore, MAPFRE VIDA operates its own network, which in 2003 comprised 33 branches and 144 specialised agents that sell all its products.
- MAPFRE VIDA also ranks as the largest asset manager among Spanish insurers, with a market share of 1.2% in mutual funds and 2.7% in pension funds, and funds under management of €3.2 bn in 2003.

	2001	2002	**2003**	% 03/02
Technical Reserves	7,822.5	9,186.1	**9,977.3**	8.6%
Investment Funds	2,202.3	1,968.7	**2,340.7**	18.9%
Pension Funds[1]	581.7	679.3	**853.0**	25.6%
Funds under management - Mapfre Vida	10,606.5	11,834.1	**13,171.0**	11.3%
Funds under management - Musini Vida	1,077.5	1,272.5	**1,148.7**	-9.7%
Total third-party funds under management	11,684.0	13,106.6	**14,319.7**	9.3%
Clients - Investment Funds	114,476	106,435	**112,363**	5.6%
Clients - Pension Funds	89,752	112,118	**125,365**	11.8%
Consolidated Premiums	2,647.0	2,229.6	**1,651.4**	-25.9%
Equity	350.2	373.9	**403.9**	8.0%
Gross result [2]	96.3	103.1	**123.7**	20.0%
Net result	69.9	75.9	**86.0**	13.3%
Expense Ratio	3.9	4.8	**7.0**	
ROE	21.1	21.0	**22.1**	

1) Pension funds figures do not include defined benefit plans.

2) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre Seguros Generales

- MAPFRE SEGUROS GENERALES is Spain's leading Non-Life (excl. Motor) insurer.
- Its focuses on products for individuals and small businesses, which are characterised by a relatively stable claims pattern and comparatively higher margins.
- In the Canary Islands it also operates in Motor insurance through MAPFRE GUANARTEME, the only subsidiary of this company and of CORPORACIÓN MAPFRE active in this business in Spain.
- It distributes its products mainly through SISTEMA MAPFRE's network and CAJA MADRID's bank channel. Additionally, its subsidiary MAPFRE FINISTERRE has its own network comprised of 157 offices.
- MAPFRE SEGUROS GENERALES has obtained consistently an underwriting profit.

	2001 [a]	2002	2003	% 03/02
Personal accidents	68.6	84.6	**100.2**	18.4%
Marine	3.1	3.9	**4.0**	2.6%
Fire - Property	7.1	10.7	**12.6**	17.8%
Motor civil liability	74.7	87.2	**99.8**	14.4%
Motor other risks	23.1	27.4	**31.9**	16.4%
Civil Liability	9.7	12.2	**14.0**	14.8%
Burial	111.6	151.3	**159.5**	5.4%
Home combined	194.5	235.5	**276.9**	17.6%
Condominiums combined	60.6	72.8	**86.5**	18.8%
Industrial risks	5.2	10.4	**7.4**	-28.8%
Commercial risks	78.8	70.3	**86.1**	22.5%
Assistance	4.2	6.2	**8.0**	29.0%
Health	2.8	3.7	**3.5**	-5.4%
Life	11.2	10.4	**5.5**	-47.1%
Premiums Written	655.2	786.6	**895.9**	13.9%
Gross Result [b]	66.3	76.6	**84.2**	9.9%
Net result	38.2	40.3	**46.8**	16.1%
Equity	193.0	207.3	**190.2**	-8.2%
Loss Ratio	62.3	62.0	**65.7**	
Expense Ratio	29.7	30.2	**29.4**	
Combined Ratio	92.0	92.2	**95.1**	
ROE	27.6	20.1	**23.5**	

a) MAPFRE FINISTERRE was consolidated from April 2001 onwards.
b) Before tax, minority interests and amortisation of goodwill and portfolio acquisition costs.

Million euros

Commercial Insurance Unit

- The Commercial Insurance Unit offers specific insurance products and complementary services for corporate customers.
- This Unit is comprised of three companies specialised by type of risk:
  - MAPFRE CAUCIÓN Y CRÉDITO: Credit and Surety business;
  - MAPFRE INDUSTRIAL: insurance for small- and medium-sized companies (SMEs);
  - MUSINI, S.A.: insurance covers for large industrial risks.
- The Commercial Insurance Unit distributes its products mainly through brokers. A significant proportion of the Credit and Surety insurance business and of the products for SMEs is distributed directly and through SISTEMA MAPFRE's network.
- This Unit carries on its activity primarily in Spain, and also offers its services to companies with an international presence, especially in Europe and Latin America.
- In 2003, it held an estimated share of the Spanish Industrial Insurance market of over 20%.
- At present, the subsidiaries of the Commercial Insurance Unit are integrated only from an operating and management perspective. Their legal integration is expected to be carried out in the future through the appropriate corporate restructuring operations.

Commercial Insurance Unit: Mapfre Caución y Crédito

MAPFRE

- MAPFRE CAUCIÓN Y CRÉDITO is Spain's 3rd largest Credit and Surety insurer with an estimated market share over 15% in 2003.
- It is a fast-growing company in a market with high barriers to entry.
- It can boast a claims ratio below market average, supported by a prudent underwriting.
- MAPFRE CAUCIÓN Y CRÉDITO is developing small, specialised subsidiaries in Brazil, Mexico, Chile and Portugal, within a framework characterised by an strict technical control.

	2001	2002	**2003**	% 03/02
Premiums written	70.7	85.3	**104.6**	22.6%
Gross result [1]	5.7	7.1	**9.9**	39.4%
Net result	3.2	4.6	**6.1**	32.6%
Equity	17.5	18.0	**19.1**	6.1%
Loss Ratio	72.7	85.3	**74.2**	
Expense Ratio	35.4	35.0	**27.6**	
Net Other Non-Technical Income	-11.3	-18.2	**-16.5**	
Combined Ratio	96.8	102.1	**85.3**	
ROE	19.3	25.9	**32.9**	

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Commercial Insurance Unit: Mapfre Industrial

MAPFRE

- MAPFRE INDUSTRIAL is the leading company in the SMEs segment of the Spanish Insurance market.

- MAPFRE INDUSTRIAL offers to its customers insurance coverage, as well as complementary risk prevention and management services.

- The Company consistently outperforms the market thanks to:

  - A considerably faster rate of growth;
  - A significantly lower combined ratio.

- These results reflect:

  - The quality of the service it provides through Spain's widest distribution network;
  - Rigorous underwriting and tarification;
  - Cost containment.

	2001	2002	**2003**	% 03/02
Premiums written	203.4	346.4	**444.3**	28.3%
Gross result (1)	12.8	18.6	**27.6**	48.4%
Net result	8.2	12.1	**17.8**	47.1%
Equity	40.7	42.0	**51.6**	22.9%
Loss Ratio	74.8	71.8	**71.4**	
Expense Ratio	23.2	21.4	**21.6**	
Combined Ratio	98.0	93.2	**93.0**	
ROE	21.9	29.2	**38.0**	

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Commercial Insurance Unit: Musini, S.A.

MAPFRE

- Musini, S.A., is the leading company in the segment of large industrial and institutional risks of the Spanish insurance market.

- The company stands out for:
  - Its high quality customer portfolio, which includes many of the most important Spanish companies;
  - Its competent staff.

	2001	2002	**2003**	% 03/02
Premiums written	235.8	420.2	**392.9**	-6.5%
- of which Life	49.7	50.1	**53.7**	7.2%
Technical result: Non Life	5.5	12.9	**12.2**	-5.4%
Technical result: Life	4.2	3.4	**-18.3**	---
Gross result (1)	23.5	18.6	**-2.3**	---
Net result	15.5	12.5	**-1.0**	---
Equity	178.7	184.0	**174.9**	-4.9%

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

The figures contained in this table have been taken from the individual (non-consolidated) accounts of MUSINI, S.A. Figures are shown on a whole-year basis, independently of the date of first consolidation (01/10/2003), and do not include any adjustment relating to any potential future changes in the legal structure of the Commercial Insurance Unit.

Million euros

Mapfre Caja Salud

MAPFRE

- MAPFRE CAJA SALUD operates in the Spanish Health insurance market, in which it ranks 4th with an estimated 7.7% share in 2003.

- It distributes its products mainly through SISTEMA MAPFRE's network, CAJA MADRID's bank channel and brokers. It also has its own specific distribution network, which comprised 10 branches and 91 employees in 2003.

- Among its competitive advantages, it is worth underscoring:
  - The widest product range and distribution network of any Spanish Health insurance company
  - Its strong brand

	2001	2002	**2003**	% 03/02
Premiums written	219.3	246.1	**277.1**	12.6%
- Agents network	193.7	218.8	**261.7**	19.6%
- Bank network	7.1	8.9	**11.6**	30.3%
- Brokers	18.5	18.4	**3.8**	-79.3%
Equity	77.3	83.4	**91.1**	9.2%
Number of policyholders	634,490	724,483	**856,621**	18.2%
Gross result (1)	8.9	13.8	**14.5**	5.1%
Net result	4.6	7.1	**7.7**	8.5%
Loss Ratio	80.8	80.4	**80.6**	
Expense Ratio	15.6	17.0	**17.0**	
Combined Ratio	96.4	97.4	**97.6**	
ROE	7.0	8.8	**8.8**	

Premiums and policyholders figures are shown on a whole-year basis, independently of the date on which the various companies were acquired.

(1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Other subsidiaries

- MAPFRE INMUEBLES provides real estate services to other companies in SISTEMA MAPFRE. It also undertakes housing development projects.

- CORPORACIÓN MAPFRE has a 30% shareholding in the following subsidiaries of the CAJA MADRID group:

  - GESMADRID: the 4th largest mutual fund manager in Spain with €9.1 billion under management and a 4.6% market share as of December 2003
  - CAJA MADRID PENSIONES: the 7th largest pension fund manager in Spain with €2.2 billion under management and a 4.1% market share as of December 2003
  - CAJA MADRID BOLSA: stock brokerage house

Mapfre América

- MAPFRE AMÉRICA is the holding company for the American direct insurance subsidiaries.
- It operates, through its subsidiaries, in 11 countries in Central America, the Caribbean and South America.
- The greater part of its premiums comes from Motor insurance, while the rest comes primarily from General, Health and Accident insurance. The predominant part of its business is composed of personal lines.
- Its subsidiaries distribute their products primarily through brokers. In addition, they have their own network of 705 offices and distribution agreements with bank networks.
- It is one of the leading foreign groups in the Non-life insurance market of the region, with an estimated 4.3% market share in 2002 (source: SIGMA 08/2003).
- CAJA MADRID has a 10% shareholding in MAPFRE AMÉRICA.

	2001	2002	**2003**	% 03/02
Premiums Written	1,516.5	1,341.1	**1,235.9**	-7.8%
Gross result (1)	36.2	56.3	**52.0**	-7.6%
Net result	18.1	26.5	**37.8**	42.6%
Equity	559.8	535.0	**500.7**	-6.4%
Loss Ratio	70.9	76.8	**69.3**	
Expense Ratio	34.9	35.7	**32.9**	
Combined Ratio	105.8	112.5	**102.2**	
ROE	3.5	4.8	**7.3**	

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre América:
Premiums and income by country

MAPFRE

COMPANY	PREMIUMS 2001	PREMIUMS 2002	PREMIUMS 2003	PREMIUMS % 03/02	PREMIUMS Local Currency % 02/01	RESULTS [1] 2001	RESULTS [1] 2002	RESULTS [1] 2003	RESULTS [1] % 03/02	RESULTS [1] Local Currency % 02/01
MAPFRE ARGENTINA	220.6	94.1	**139.2**	47.9%	58.3%	8.5	-2.3	**3.4**	---	---
MAPFRE VERA CRUZ (BRAZIL)	284.5	236.0	**223.5**	-5.3%	19.7%	0.4	6.0	**8.2**	36.7%	70.7%
MAPFRE S.G. COLOMBIA	42.4	40.6	**37.1**	-8.6%	26.0%	0.1	2.1	**2.1**	---	38.9%
MAPFRE S.G. CHILE	58.9	75.1	**79.0**	5.2%	22.0%	1.4	1.5	**2.7**	80.0%	99.3%
LA CENTRO AMERICANA (EL SALVADOR)	29.3	33.6	**27.9**	-17.0%	-0.6%	1.1	1.8	**1.8**	---	22.7%
MAPFRE TEPEYAC (MEXICO)	311.5	352.8	**306.8**	-13.0%	14.6%	9.7	13.9	**6.3**	-54.7%	-40.5%
MAPFRE PARAGUAY	7.7	7.3	**6.9**	-5.5%	26.4%	0.2	0.2	**0.4**	100.0%	148.5%
MAPFRE PERU	27.9	26.6	**21.2**	-20.3%	-5.3%	-2.8	-5.2	**0.3**	---	---
MAPFRE USA (PUERTO RICO)	222.7	222.1	**200.6**	-9.7%	7.9%	11.5	15.5	**17.3**	11.6%	32.7%
MAPFRE URUGUAY	11.3	13.4	**6.9**	-48.5%	-37.8%	0.8	-1.9	**0.3**	---	---
MAPFRE LA SEGURIDAD (VENEZUELA)	299.8	239.5	**186.8**	-22.0%	29.5%	20.0	30.2	**18.9**	-37.4%	4.0%

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre Re

MAPFRE

- MAPFRE RE is a mid-sized, specialised reinsurer of strong solvency, rated 'A+/ positive outlook' by A.M. Best and 'AA-/stable outlook' by S&P.
- It offers reinsurance capacity by means of proportional and non-proportional contracts and facultative acceptances, for all branches of both Life and Non-life insurance.
- It has a direct presence in 16 countries through subsidiaries, branches and representative offices.
- Its franchise is particularly strong in Latin America, where it ranks among the leading reinsurers.
- Its business is concentrated to a large extent in short-tail property reinsurance, which gives it early visibility of its results and does not produce over time significant fluctuations of reserves from previous years.

	2001	2002	**2003**	% 03/02
Gross Premiums	687.9	760.1	**866.4**	14.0%
- of which Life	25.6	24.0	**30.7**	27.9%
Gross result [1]	-2.2	30.9	**42.2**	36.6%
Net result	0.8	22.7	**29.1**	28.2%
Equity	269.9	267.0	**325.6**	21.9%
Loss Ratio	80.3	60.9	**58.4**	
Expense Ratio	31.2	37.4	**34.1**	
Combined Ratio	111.5	98.3	**92.5**	
ROE	0.3	8.5	**9.8**	

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre Re:
Result of the renewal campaign in 2004

MAPFRE



100%
- 11%
89%
+ 15%
+ 37%
- 6%
135%
Total contracts to be renewed January 2004
Cancellations/ share reductions
Renewed treaties
Increase in portfolio
New business
Exchange rate effect
Estimated premium growth in 2004

Mapfre Asistencia

- MAPFRE ASISTENCIA and its subsidiaries offer:
  - Assistance insurance and services;
  - Ancillary services for insurance companies;
  - Outsourcing services for corporate customers and insurance companies.
- It has a direct presence in 37 countries.
- Its business is mainly oriented to corporate customers.
- Its products are mainly distributed through SISTEMA MAPFRE's network in Spain, and through the sales force of its subsidiaries abroad.
- In 2003, it reached a total of 42.3 million insured clients, with nearly 114 million beneficiaries, who were assisted on more than 2.4 million occasions.
- It is rated 'A+' by A.M. Best and 'A1' by Moody's Investors Service.

	2001	2002	**2003**	% 03/02
Total Income	222.4	206.0	**238.4**	15.7%
- Premiums written	147.0	127.5	**131.3**	3.0%
- Other income	75.4	78.5	**107.1**	36.4%
Gross result [1]	4.4	5.3	**7.2**	35.8%
Net result	2.8	3.8	**3.8**	—
Equity	50.9	48.7	**65.9**	35.3%
Loss Ratio	85.1	77.3	**76.5**	
Expense Ratio	10.8	11.0	**14.1**	
Net Other Non-Technical Income	0.2	1.9	**0.7**	
Combined Ratio	96.1	90.2	**91.3**	
ROE	4.8	7.6	**6.6**	

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre Asistencia:
Mapfre Asistencia Oro

- In 2003, MAPFRE ASISTENCIA set up its subsidiary MAPFRE ASISTENCIA ORO, in which it foresees to invest €140 million over five years, 70% funded with debt and mortgage loans.

- This subsidiary will specialise in the provision of services for the elderly in Spain, through an ambitious development plan based on:
  - The construction and management of residences, residential complexes and day-care centres;
  - The combination of assistance services with insurance products.

Section I	Key aspects
Section II	The Spanish insurance market
Section III	The main subsidiaries of Corporación Mapfre
Appendix	Supplementary information



Mapfre:
Spanish distribution network – Year 2003

MAPFRE



Galicia
203 41
Asturias
66 19
Cantabria
44 23
Euskadi
132 22
Navarra
51 6
La Rioja
16 5
Castilla y León
191 68
Aragón
78 24
Andorra
Cataluña
383 219
C. Madrid
184 1,014
Castilla La Mancha
216 134
Extremadura
103 21
C. Valenciana
316 104
I. Balears
43 24
Andalucía
503 138
R. Murcia
69 19
Ceuta
4 6
Melilla
2 0
Islas Canarias
121 24

SISTEMA MAPFRE: 2,725
CAJA MADRID: 1,911

Corporación Mapfre:
Breakdown of premiums by line of business [(1)]

MAPFRE

2001


MAPFRE ASISTENCIA 2%
OTHER 1%
MAPFRE VIDA 43%
MAPFRE SEGUROS GENERALES 11%
MAPFRE EMPRESAS 4%
MAPFRE CAJA SALUD 4%
MAPFRE AMERICA 24%
MAPFRE RE 11%

Total premiums: 5,789

2002


MAPFRE ASISTENCIA 2%
OTHER 1%
MAPFRE VIDA 38%
MAPFRE SEGUROS GENERALES 13%
MAPFRE EMPRESAS 7%
MAPFRE CAJA SALUD 4%
MAPFRE AMERICA 22%
MAPFRE RE 13%

Total premiums: 5,647

2003


MAPFRE ASISTENCIA 2%
MAPFRE VIDA 29%
MAPFRE SEGUROS GENERALES 15%
MAPFRE EMPRESAS 15%
MAPFRE CAJA SALUD 5%
MAPFRE AMERICA 20%
MAPFRE RE 14%

Total premiums: 5,315

1) Premiums from acquired companies are included independently of the date of their acquisition. The breakdown is shown before consolidation adjustments

Million euros

Mapfre Caja Madrid Holding: Full-year figures

MAPFRE

	2001			2002			2003		
	Agents channel	Caja Madrid Channel	% Caja Madrid Channel	Agents channel	Caja Madrid Channel	% Caja Madrid Channel	Agents channel	Caja Madrid Channel	% Caja Madrid Channel
MAPFRE VIDA (w/o externalisations)	683.8	1,033.3	60.2%	794.3	1,114.9	58.4%	849.5	821.7	49.2%
Life premiums - Savings	626.2	985.1	61.1%	727.8	1,056.8	59.2%	717.1	758.7	51.4%
Life premiums - Risk	57.6	48.2	45.6%	66.5	58.1	46.6%	83.6	63.0	43.0%
MUSINI VIDA	---	---	---	---	---	---	48.8	---	---
MAPFRE SEGUROS GENERALES	668.1	34.0	4.8%	739.9	46.7	5.9%	838.8	57.2	6.4%
MAPFRE CAJA SALUD	281.3	7.1	2.5%	237.2	8.9	3.6%	265.5	11.6	4.2%
MAPFRE EMPRESAS	268.7	5.4	2.0%	405.9	25.8	6.0%	910.3	31.5	3.3%
MAPFRE INDUSTRIAL	198.0	5.4	2.7%	320.8	25.6	7.4%	413.7	30.6	6.9%
MAPFRE CAUCIÓN Y CRÉDITO	70.7	---	---	85.1	0.2	0.2%	103.7	0.9	0.9%
MUSINI, S.A.	---	---	---	---	---	---	392.9	---	---
TOTAL	**1,901.9**	**1,079.8**	**36.2%**	**2,177.3**	**1,196.3**	**35.5%**	**2,864.1**	**921.9**	**24.4%**

	2001	2002	**2003**
N/L Loss ratio (1)	68.5	67.8	**69.6**
N/L Expense ratio (1)	25.7	26.1	**25.1**
N/L Combined ratio (1)	94.2	93.9	**94.7**

1) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses)/Net premiums earned
Figures relative to Non-Life technical account

Million euros

Corporación Mapfre: Consolidated profit and loss account

MAPFRE

	2001	2002	2003	% 03/02
N/L Gross premium written	3,123.1	3,349.0	3,595.1	7.3%
N/L Net premium written	2,682.1	2,749.2	2,930.1	6.6%
Net Premiums Earned	2,564.5	2,568.3	2,745.3	6.9%
Net Claims Incurred	-1,839.5	-1,783.7	-1,826.7	2.4%
Variation, Other Technical Provisions	-18.2	-27.3	-35.2	28.9%
Operating Expenses	-728.3	-747.4	-734.3	-1.8%
Net Other U/W Income	-35.1	-43.0	-52.9	23.0%
U/W Result	**-56.6**	**-33.1**	**96.2**	—
Net Inv. Income, Non-life Account	195.8	232.8	174.0	-25.3%
Variation, stabilization/equalization reserve	-2.9	-10.0	-31.4	—
Non-life Technical Result	**136.3**	**189.7**	**238.8**	**25.9%**
Life GPW	2,658.1	2,290.9	1,715.4	-25.1%
Life NPW	2,614.6	2,241.0	1,672.7	-25.4%
Net Life Expenses	-126.7	-133.3	-139.0	4.3%
U/W Result, Life Account	-293.5	-329.8	-456.9	38.5%
Net Inv. Income, Life account	374.1	410.9	561.1	36.6%
Life Technical Result	**80.6**	**81.1**	**104.2**	**28.5%**
Total Technical Result	**216.9**	**270.8**	**343.0**	**26.7%**
Net financial income	21.3	10.7	12.2	14.2%
Other Non-technical Items	-4.1	-21.7	-21.2	-2.3%
Extraordinary Items	-22.4	-0.8	-13.4	—
Result before tax and minority interests	**211.7**	**259.0**	**320.6**	**23.8%**
Tax	-43.7	-67.6	-92.4	36.7%
Result after tax	**168.0**	**191.4**	**228.2**	**19.2%**
Result attributable to minority interests	-71.9	-78.0	-86.9	11.4%
RESULT AFTER TAX AND MINORITY INTERESTS	**96.2**	**113.4**	**141.3**	**24.6%**
Non-life Loss Ratio (1)	72.4%	70.5%	67.8%	
Non-life Expense Ratio (1)	29.8%	30.8%	28.7%	
Non-life Combined Ratio (1)	102.2%	101.3%	96.5%	
Life Expense Ratio (1)	4.9%	6.0%	8.3%	

1) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses)/Net premiums earned
Figures relative to Non-Life technical account

Million euros

MAPFRE

Corporación Mapfre: Consolidated quarterly results

NET RESULT BY QUARTER (million)

QUARTER	1999	2000	2001	2002	2003
FIRST	18	23	26	29	34
SECOND	19	26	28	32	39
THIRD	23	28	17	28	34
FOURTH	10	15	25	24	34
TOTAL	**70**	**92**	**96**	**113**	**141**

EPS BY QUARTER

QUARTER	1999	2000	2001	2002	2003
FIRST	0.10	0.13	0.14	0.16	0.19
SECOND	0.11	0.14	0.15	0.18	0.21
THIRD	0.13	0.15	0.09	0.15	0.19
FOURTH	0.05	0.08	0.14	0.13	0.19
TOTAL	**0.39**	**0.51**	**0.53**	**0.62**	**0.78**

QUARTERLY EPS


FIRST
SECOND
THIRD
FOURTH
TOTAL
2000
2001
2002
2003

Data adjusted for the share split, which took place on 15 September 2001. Figures in euros

Corporación Mapfre: Consolidated balance sheet

MAPFRE

	1999	2000	2001	2002	**2003**
ASSETS					
Uncalled Share Capital	1.7	0.9	0.0	0.0	**0.0**
Fixed Assets and start-up expenses	84.5	367.0	506.1	497.3	**547.7**
Investments	4,886.7	7,985.5	10,260.3	11,558.1	**14,736.5**
Investments on account of policy holders assuming risk	54.6	509.7	739.4	574.7	**446.1**
Participation by reinsurance in technical reserves	342.1	409.0	477.7	526.4	**1,041.3**
Receivables	876.4	1,009.1	1,144.9	1,081.8	**1,219.4**
Other assets	546.5	412.5	553.3	602.5	**604.2**
Accruals	238.5	511.7	339.0	396.9	**479.1**
TOTAL ASSETS	7,031.0	11,205.3	14,020.7	15,237.7	**19,074.4**
LIABILITIES					
Shareholders' Equity	906.4	1,120.8	1,161.9	1,076.9	**1,088.5**
Minority interests	263.5	607.0	649.2	624.3	**675.7**
Deferred income	11.0	11.0	21.0	17.5	**12.4**
Technical reserves	5,054.3	8,032.3	9,943.2	11,433.5	**14,883.6**
Technical reserves when inv. risk is assumed by policyholders	54.6	509.7	739.4	574.7	**446.1**
Provisions for risks and expenses	63.6	70.6	105.1	96.9	**111.5**
Deposits received on ceded reinsurance	68.3	69.5	79.2	94.0	**112.1**
Debts	82.2	79.2	350.8	296.7	**435.2**
Other liabilities	475.2	649.2	898.6	943.6	**1,198.4**
Accruals	51.9	56.0	69.4	79.6	**110.9**
TOTAL LIABILITIES	7,031.0	11,205.3	14,020.7	15,237.7	**19,074.4**
Funds under management (1)	8,612.9	12,488.5	14,857.0	15,963.9	**19,881.5**
Employees	11,049	10,142	11,284	12,376	**13,868**

1) Includes : mutual and pension funds (excluding defined benetit plans), mathematical reserves, technical reserves, provisions for risks and expenses, deposits from ceded reinsurance, debts due on transactions in preparation of insurance contracts and shareholders' equity. It excludes funds managed by Caja Madrid and MUSINI.

Million euros

Corporación Mapfre: Consolidated investments breakdown

MAPFRE

	1999	2000	2001	2002	**2003**
FIXED-ASSETS	530	535	567	514	**528**
EQUITY	100	161	173	143	**201**
FIXED-INCOME SECURITIES	2,929	5,585	7,610	9,217	**11,411**
INVESTMENT FUNDS	530	539	605	587	**700**
OTHER INVESTMENTS	797	1,165	1,305	1,097	**1,897**
TOTAL	4,887	7,986	10,260	11,558	**14,737**


100%
80%
60%
40%
20%
0%
1999
2000
2001
2002
2003
FIXED-ASSETS
FIXED-INCOME SECURITIES
OTHER INVESTMENTS
EQUITY
INVESTMENT FUNDS

Million euros

Appendix: Supplementary information

Ratings

MAPFRE MUTUALIDAD	***AM BEST***	
	Financial Strength Rating	A+ (Superior)/positive outlook, affirmed on 12/05/04
	STANDARD & POOR'S	
	Financial Strength Rating	AA (Excellent)/stable outlook, assigned on 19/06/03
CORPORACION MAPFRE	***AM BEST***	
	Bond issue	aa-/positive outlook, affirmed on 12/05/04
	STANDARD & POOR'S	
	Counterparty Credit Rating	AA- (Excellent)/stable outlook, assigned on 19/06/03
	Bond issue	AA- (Excellent)/stable outlook, assigned on 19/06/03
MAPFRE ASISTENCIA	***AM BEST***	
	Financial Strength Rating	A+ (Superior)/stable outlook, affirmed on 21/05/04
	MOODY'S	
	Financial Strength Rating	A1/stable outlook, assigned on 02/10/02
MAPFRE RE	***AM BEST***	
	Financial Strength Rating	A+ (Superior)/positive outlook, affirmed on 12/05/04
	STANDARD & POOR'S	
	Insurer Financial Strength Rating	AA- (Excellent)/stable outlook, assigned on 19/06/03



Mapfre Vida:
Breakdown of funds under management[1]

MAPFRE

	2001	2002	**2003**	% 03/02
Regular premiums insurance	2,899.7	3,102.3	**3,311.4**	6.7%
- Agents channel	2,704.1	2,889.9	**3,088.1**	6.9%
- Bank channel	195.6	212.4	**223.3**	5.1%
Single premiums insurance	4,750.7	5,879.7	**6,399.4**	8.8%
- Agents channel	1,935.9	2,375.0	**2,535.1**	6.7%
- Bank channel	2,814.8	3,504.7	**3,864.3**	10.3%
Life insurance - Risk	58.0	78.6	**102.9**	30.9%
- Agents channel	17.6	24.5	**28.3**	15.5%
- Bank channel	40.4	54.1	**74.6**	37.9%
Total mathematical reserves	7,708.4	9,060.6	**9,813.7**	8.3%
Other reserves	114.1	125.5	**163.6**	30.4%
TECHNICAL RESERVES	7,822.5	9,186.1	**9,977.3**	8.6%
MUTUAL FUNDS	2,202.3	1,968.7	**2,340.7**	18.9%
PENSION FUNDS [2]	581.7	679.3	**853.0**	25.6%
THIRD-PARTY FUNDS UNDER MANAGEMENT	10,606.5	11,834.1	**13,171.0**	11.3%
MUSINI VIDA: THIRD-PARTY FUNDS UNDER MANAGEMENT	1,077.5	1,272.5	**1,148.7**	-9.7%
SHAREHOLDERS' EQUITY	350.2	373.9	**403.9**	8.0%
TOTAL FUNDS UNDER MANAGEMENT	12,034.2	13,480.5	**14,723.6**	9.2%
MUSINI, S.A.: life insurance reserves	440.8	426	**428.1**	0.5%
TOTAL FUNDS UNDER MANAGEMENT, LIFE AND SAVING BUSINESS	12,475.0	13,906.5	**15,151.7**	9.0%

1) Figures include the Life insurance technical reserves of MUSINI, S.A., which will be trasferred to MAPFRE VIDA during fiscal year 2004.
2) Pension funds figures do not include defined benefit funds entered into through a Life insurance contract.

Million euros

Mapfre Vida: Premiums breakdown

MAPFRE

	2001	2002	**2003**	% 03/02
Regular Premiums	457.7	416.7	**412.0**	-1.1%
- Agents channel	394.4	388.8	**389.1**	0.1%
- Bank channel	63.3	27.9	**22.9**	-17.9%
Single Premiums	1,153.6	1,367.9	**1,063.8**	-22.2%
- Agents channel	231.8	339.0	**328.0**	-3.2%
- Bank channel	921.8	1,028.9	**735.8**	-28.5%
Life premiums - Savings	1,611.3	1,784.6	**1,475.8**	-17.3%
Externalisation	860.8	320.4	---	—
- Agents channel	555.4	240.0	---	—
- Bank channel	305.4	80.4	---	—
Sub-total	2,472.1	2,105.0	**1,475.8**	-29.9%
Life Premiums - Risk	105.8	124.6	**146.6**	17.7%
- Agents channel	57.6	66.5	**83.6**	25.7%
- Bank channel	48.2	58.1	**63.0**	8.4%
MUSINI VIDA premiums	—	---	**29.0**	—
Health premiums	69.1	---	---	—
TOTAL PREMIUMS	2,647.0	2,229.6	**1,651.4**	-25.9%
- Agents channel	1,308.3	1,034.3	**829.7**	-19.8%
- Bank channel	1,338.7	1,195.3	**821.7**	-31.3%

Million euros

Mapfre América

MAPFRE

COMPANY	Year of the initial investment	Year control acquired	% Ownership
MAPFRE ARGENTINA	1989	1989	100.0
MAPFRE VERA CRUZ (BRAZIL)	1991	1996	100.0
MAPFRE S.G. CHILE	1986	1997	100.0
MAPFRE S.G. COLOMBIA	1984	1995	100.0
MAPFRE TEPEYAC (MEXICO)	1990	1994	100.0
MAPFRE PARAGUAY	1988	1988	81.2
MAPFRE PERU	1996	1997	98.9
MAPFRE USA	1990	1990	100.0
LA CENTRO AMERICANA (EL SALVADOR)	1998	2000	71.5
MAPFRE URUGUAY	1994	1994	100.0
MAPFRE LA SEGURIDAD (VENEZUELA)	1996	1997	99.5

Mapfre América:
Premiums by business line (%) - 2003

MAPFRE

COMPANY	MOTOR	OTHER NON-LIFE	LIFE BURIAL	HEALTH	TOTAL
MAPFRE ARGENTINA	41	47	0	12	100
MAPFRE VERA CRUZ (BRAZIL)	72	28	0	0	100
MAPFRE S.G. CHILE	21	79	0	0	100
MAPFRE S.G. COLOMBIA	57	43	0	0	100
MAPFRE TEPEYAC (MEXICO)	67	14	10	9	100
MAPFRE PARAGUAY	44	52	3	0	100
MAPFRE PERU	36	55	0	9	100
MAPFRE USA (PUERTO RICO)	51	49	0	0	100
LA CENTRO AMERICANA (EL SALVADOR)	13	41	39	7	100
MAPFRE URUGUAY	46	54	0	0	100
MAPFRE LA SEGURIDAD (VENEZUELA)	25	20	2	53	100

Mapfre Re:
Premiums breakdown - 2003

MAPFRE

BY REGION



USA
9%
ROW
3%
LATIN AMERICA
14%
SPAIN
46%
EUROPE
28%

BY CEDENT



MAPFRE
42%
OTHER
58%

BY TYPE OF BUSINESS



FACULTATIVE
9%
NON PROPORTIONAL
15%
PROPORTIONAL
76%

BY LINE OF BUSINESS



OTHER
10%
LIFE AND ACCIDENTS
8%
MOTOR
7%
MARINE AND TRANSPORT
6%
PROPERTY
69%

Provisional calendar for the year 2004

18/02/04	Release of year 2003 results
18/02/04	Analysts' presentation, year 2003 results - Madrid
19/02/04	Analysts' presentation, year 2003 results - London
06/03/04	Annual General Meeting - Madrid
29/04/04	Release of first quarter 2004 interim results
22/07/04	Release of first half 2004 results
28/10/04	Release of third quarter 2004 interim results
28/10/04	Analysts' presentation, third quarter 2004 interim results - Madrid
29/10/04	Analysts' presentation, third quarter 2004 interim results - London

Dates may be subject to changes

Investor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Antonio Triguero Sánchez
+34-91-581-5211

Natalia Rodríguez Sánchez
+34-91-581-2458

Marisa Godino Alvarez
Secretary
+34-91-581-2985

CORPORACIÓN MAPFRE, S.A.
Investor Relations Department
Carretera de Pozuelo a Majadahonda, nº 52
28220 Majadahonda
relacionesconinversores.cormap@mapfre.com

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic enviroment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.